October 12, 2012

David A. Bell	EMAIL DBELL@FENWICK.COM DIRECT DIAL (650) 335-7130

Via EDGAR, Electronic Mail and Overnight Courier

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:	Katherine Wray, Attorney-Advisor Ryan Houseal, Attorney-Advisor Barbara C. Jacobs, Assistant Director
Re:	Meru Networks, Inc. Registration Statement on Form S-3 Filed September 5, 2012 File No. 333-183726

Dear Ms. Wray:

        On behalf of our client, Meru Networks, Inc. (the "Company"), we are responding to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in your letter dated October 1, 2012, with respect to the above-referenced Registration Statement on Form S-3, which was initially filed with the Commission on September 5, 2012. For ease of review, the numbered paragraphs below correspond to the numbered comments in the Staff's letter. The Staff's comments are presented in bold italics.

        The Company has filed Amendment No. 1 to the Registration Statement (as amended, the "Registration Statement") to reflect the Company's responses to the Staff's comments. For your convenience, we have enclosed a courtesy package which includes four copies of Amendment No. 1, two of which have been marked to show changes from the initial filing of the Registration Statement.

General

1.
The prospectus states that the offered securities may be offered by you or selling securityholders; you appear ineligible, however, to register a resale offering using the unallocated shelf procedure. In this regard, General Instruction II.D of Form S-3 applies when securities being registered pursuant to General Instruction I.B.1 or I.B.2 are being offered by or on behalf of the registrant pursuant to Rule 415(a)(1)(x). Please also refer to footnote 525 to SEC Release No. 33-8591. A resale offering may nonetheless be included in the pending registration statement provided that the class of securities, number of securities, offering price, and fee payable with respect to such resale offering are separately allocated in the fee table. Please revise accordingly, or advise.

        The Company respectfully advises the Staff that, after complying with its "piggyback" registration obligations to certain existing securityholders of the Company under the Amended and Restated Registration Rights Agreement dated January 28, 2010 between the Company and certain securityholders of the Company named therein filed as Exhibit 4.2 to Amendment No. 4 to the Company's Registration Statement on Form S-1 (File Number 333-163859) filed on March 12, 2012, it has determined that it will not use the Registration Statement to offer any securities on behalf of any selling securityholders. Consequently, the Registration Statement has been revised to remove all reference to selling securityholders.

2.
Please revise your prospectus to provide the disclosure called for by Item 507 of Regulation S-K with respect to the resale offering being registered, or tell us in your response letter why you believe you are not required to provide this information. We note in this regard that you may not omit selling securityholder information pursuant to Rule 430B(b) because you are not eligible to register the resale of your securities in reliance on Instruction I.B.1. of Form S-3.

        The Company respectfully advises the Staff that, as discussed above, the Registration Statement has been revised to remove all reference to selling securityholders.

Item 17. Undertakings, page II-2

3.
Please revise to remove the undertakings set forth in Item 512(a)(5)(i) of Regulation S-K, given that you are ineligible to rely on Rule 430B. Alternatively, tell us why you believe it is appropriate to include these undertakings.

        The Company respectfully advises the Staff that it believes it is eligible to rely on Rule 430B(a) with respect to the primary securities included in the Registration Statement pursuant to Instruction 6 to General Instruction I.B.6 of Form S-3, which provides that a registrant that is eligible to register a primary offering pursuant to General Instruction I.B.6 is deemed to meet the requirements of Rule 415(a)(1)(x). The Company acknowledges that it is ineligible to rely on the provisions of Rule 430B(b). As noted above, the Registration Statement has been revised to remove all reference to selling securityholders.

Exhibit Index

4.
We note from the footnote to the exhibit index that you intend to file the forms of indenture for the debt securities being registered (Exhibits 4.13 and 4.14) "when and if necessary, subsequent to effectiveness of this registration statement." Please be advised that the forms of indenture will need to be filed with a pre-effective amendment to your registration statement, and that we will need sufficient time prior to requested effectiveness of the registration statement to review and provide any comments on these exhibits. For guidance, refer to question 201.04 of our Trust Indenture Act Compliance and Disclosure Interpretations. Please revise accordingly.

        The Company respectfully advises the Staff that it has filed a form of indenture for senior debt securities and a form of indenture for subordinated debt securities as Exhibits 4.13 and 4.14, respectively, to the Registration Statement.

Exhibit 5.1

5.
We note that the legality opinion is provided only with respect to securities that may be offered and sold from time to time by the company as set forth in the registration statement. Please provide a revised legality opinion that also covers the securities to be offered for resale by the selling securityholders.

        The Company respectfully advises the Staff that, as discussed above, the Registration Statement has been revised to remove all reference to selling securityholders.

        The Company acknowledges that when it requests acceleration of the effective date of the Registration Statement it will include the acknowledgments identified in the Staff's comment letter in its request. Should you have any questions or comments concerning our responses, please do not hesitate to contact me at (650) 335-7130 or Shulamite S. White at (415) 875-2375.

Very truly yours,
FENWICK & WEST LLP /s/ DAVID A. BELL David A. Bell
cc:
Shulamite S. White, Fenwick & West LLP
Richard Mosher, General Counsel, Meru Networks, Inc.